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19007999

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-068718

8-68718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United First Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Eleven Times Square, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Barlow — (212)-266-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 1403	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Susan Barlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

S Barlow.
Signature

Chief Compliance Officer/FINOP
Title

Notary Public This 21st Feb. 2019

Notary Public London, England (James I. Vanner)

My Commission expires with Life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANNER PER
NOTARIES
6 Hay's Lane, Londo
SE1 2HB, England
+44 (0) 203 668 6626
info@vpnotaries.co.uk www.vpnotaries.c

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
United First Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of United First Partners LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2019

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2018

ASSETS		
Cash	$	329,478
Restricted cash		144,763
Property and equipment (net of accumulated depreciation of $683,502)		55,587
Due from broker		1,999,650
Due from Affiliates		265,623
Commissions receivable		385,390
Other assets		149,814
Total assets	$	3,330,304
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	979,767
Subordinated Borrowings- related party		1,100,000
Total liabilities		2,079,767
Member's equity		1,600,538
Total liabilities and member's equity	$	3,330,304

See accompanying notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis, and SEC Rule 15c3-3(k)(2)(ii) clearing all US institutional transactions on an RVP/DVP basis. The Company does not hold any customer funds or safe keep customer securities. The Company's broker dealer activity consists primarily of selling foreign and domestic corporate equity securities, engaging in U.S. options execution, and providing research reports. The Company commenced its broker dealer operations on August 28, 2012.

In February 2016, the Company received FINRA approval amending the provision of research reports to allow it to issue first party research (research it publishes and distributes) and also approval to engage in the following additional business lines: trading securities for its own account, acting as a selling group agent, private placements, and M&A advisory services. Other than research, the Company has not engaged in any of these additional approved activities since obtaining approval.

In August 2018, the Company was approved as an introducing broker by the National Futures Association ("NFA"). The Company has not engaged in this activity since obtaining approval.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company has evaluated subsequent events through the date these financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for a standby letter of credit.
See Note 6.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2018, the Company's tax returns for tax years 2015 to 2018 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The deferred tax asset and the valuation allowance decreased by approximately $69,000 during 2018. At December 31, 2018, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 186,000
Valuation Allowance	$ 186,000

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018, The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less.

Commissions Receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts for $50,000 as of December 31, 2018.

1. **Nature of Operations and Summary of Significant Accounting Policies (Continued)**

New Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Lease Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less that 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discount basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements.

2. **Concentrations of Business Risk and Credit Risk and Uncertainties**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. **Property and Equipment**

The components of Property and Equipment are:

Leasehold improvements	$	333,254
Furniture and fixtures		143,102
Office equipment		262,733
		739,089
Less: Accumulated depreciation and amortization		(683,502)
	$	55,587

4. **Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2018, the Company had net capital of $1,431,771 which was $1,181,771 in excess of its required net capital of $250,000.

5. **Operating Leases**

In March 2017, the Company extended its lease agreement to lease office space in New York City until January 31, 2023. The Company entered into a standby letter of credit agreement of approximately $145,000 in lieu of a security deposit in lieu of a security deposit. (See Note 6)

Future minimum lease payments under the leases are as follows:

2019	400,688
2020	400,688
2021	400,688
2022	400,688
2023	33,391
	$ 1,636,143

6. **Restricted Cash and Lease Guarantee**

The Company is required to maintain a standby letter of credit in the amount of $144,763 to guarantee payment of its leased office space in New York City. The Company has pledged deposits of $144,763 as collateral in a bank account. As of December 31, 2017, no amounts were drawn on the standby letter of credit.

7. **Related Party Transactions**

As of December 31, 2018, related party amounts receivable are as follows:

Due from United First Partners Holdings LLC	$	165,542
Due from United First Management LTD		100,000
Due from United First Partners LLP		81
	$	265,623

The Company is 100% owned by United First Partners Holdings LLC ("UFP Holdings LLC") and is under common control United First Partners LLP ("UFP LLP"). UFP Holdings LLC is 100% owned by United First Management Ltd.

8. **Liabilities Subordinated to Claims of General Creditors-Related Party**

Borrowings under a subordination agreement aggregated $1,100,000 at December 31, 2018.The subordinated borrowings-related party are due to UFP Holdings, LLC and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in June 2017, expired in June 2018 and was renewed for another year until June 2019 under the same terms. Interest on the loan is computed at 9% per annum.

9. **Unit Grant Agreement**

Under the terms of a Unit Grant Agreement, an employee was granted 100,000 Class B units (Units). 50,000 units were vested. The employee vests in the units over a 5 year period beginning in 2012. The value of the units is based upon the profitability of the Company and other criterion. At December 31, 2018, the units have no value.

10. **Due from Clearing Brokers**

In the normal course of business, the Company acts as an introducing broker and, accordingly, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's clearing broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. Cash denominated in foreign currencies are: Long positions: Norwegian Krone 77; Short Positions: British pounds 26,847, Euro 635, Canadian dollar 58,317, Japanese Yen 14,935, Swedish Krone 352, Swiss Franc 3,888. Net short positions, translated to $81,849 US Dollars, are carried at the Company's clearing broker. At December 31, 2018, $1,299,650 was due from its clearing broker.

11. **Retirement Plan**

The Company adopted a 401K plan in August 2014 for all eligible employees to which it makes Safe Harbor Contributions by way of a percentage contribution to non-highly compensated employees.

12. **Subsequent Events**

Events have been evaluated through the dates of these financial statements were available to be issued.